UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______    No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753 and 333-166203, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

Entry into a Standby Equity Purchase Agreement

On August 3, 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global, a fund managed by U.S.-based Yorkville Advisors, as investor under the SEPA. The SEPA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $10 million of our ordinary shares in multiple tranches over a commitment period of up to three years. The Company will issue the ordinary shares under the SEPA pursuant to its effective Registration Statement on Form F-3 (Registration No. 333-166203) that was filed with the Securities and Exchange Commission, which enables one or more public offerings of securities from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended.  We refer to this Registration Statement as the “shelf registration statement.”

From time to time, and at our sole discretion, we may present YA Global with an advance notice requiring YA Global to purchase our ordinary shares. For each ordinary share purchased under the SEPA, YA Global will pay 95.5% of the lowest daily volume weighted average price, or VWAP, of the ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice. The amount of each advance requested may be up to $500,000, unless otherwise mutually agreed to by us and YA Global. The amount issued pursuant to any advance also may not cause the aggregate number of ordinary shares beneficially owned by YA Global and its affiliates at any point in time to exceed 4.99% of our then outstanding ordinary shares. Advances are also subject to the availability of a sufficient aggregate offering price of ordinary shares registered under the shelf registration statement.

Promptly after the end of the five NASDAQ trading day period following delivery of the advance notice, we will deliver to YA Global the requisite number of ordinary shares against payment by YA Global of the advance amount requested, subject to our satisfaction of certain conditions under the SEPA, such as the accuracy of our representations and warranties and the approval of the Tel-Aviv Stock Exchange for the listing of the shares to be issued. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement. We may continue to deliver additional advance notices until the commitment amount is purchased or the expiration of the three-year period.

For each advance notice, we may indicate a minimum acceptable price, which may not be higher than 95% of the last closing price of our ordinary shares on NASDAQ at the time of delivery of the advance notice. If during the five NASDAQ trading day pricing period following any advance notice the VWAP for the ordinary shares is below the indicated minimum acceptable price, the amount of the advance will generally be reduced by 20% for each day the VWAP is below the minimum acceptable price and that trading day will be excluded from the pricing period for purposes of determining the purchase price.

The SEPA provides for a commitment fee equal to 2% of YA Global's commitment, of which $100,000 in respect of the first $5 million of YA Global's commitment is payable immediately and the balance is payable at the time we elect to exercise our right to increase YA Global's commitment to up to $10 million (which election may be made at any time before the 24-month anniversary of the SEPA). The commitment fees may be paid, at our election, in cash or ordinary shares or a combination thereof.  We have elected to pay the initial commitment fee of $100,000 by the issuance of 36,414 of our ordinary shares to YA Global.

We may terminate the SEPA upon 15 NASDAQ trading days’ prior notice to YA Global, as long as there are no advances outstanding and we have paid to YA Global all amounts then due.

A copy of the SEPA is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                      ORCKIT COMMUNICATIONS LTD.

Date: August 4, 2010                                                  By:/s/ Adam M. Klein
Adam M. Klein for Izhak Tamir,
President, pursuant to authorization

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Standby Equity Purchase Agreement, dated as of August 3, 2010, by and between YA Global Master SPV Ltd. and Orckit Communications Ltd.